# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Snow Rothschild Acquisition Corp., CIK 0002123475
CUSIP: G8251A125
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 40 West 57th Street, Suite 1800, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001349339

## Reporting persons
- Linden Capital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 1,203,720; sole dispositive power 0; shared dispositive power 1,203,720; aggregate amount beneficially owned 1,203,720 (5.3% of the class)
- Linden GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,203,720; sole dispositive power 0; shared dispositive power 1,203,720; aggregate amount beneficially owned 1,203,720 (5.3% of the class)
- Linden Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.5% of the class)
- Siu Min Wong: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Snow Rothschild Acquisition Corp.
Address of issuer's principal executive offices: 40 West 57th Street, Suite 1800, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) Linden Capital L.P., a Bermuda limited partnership ("Linden Capital");
ii) Linden GP LLC, a Delaware limited liability company ("Linden GP");
iii) Linden Advisors LP, a Delaware limited partnership ("Linden Advisors"); and
iv) Siu Min (Joe) Wong ("Mr. Wong").

This Statement relates to Class A Ordinary Shares, par value $0.0001 per share (the "Shares") of Snow Rothschild Acquisition Corp. (the "Issuer") held for the account of Linden Capital and one or more separately managed accounts (the "Managed Accounts"). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by Linden Capital and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 32nd Floor, New York, New York 10022.
Citizenship:
i) Linden Capital is a Bermuda limited partnership.
ii) Linden GP is a Delaware limited liability company.
iii) Linden Advisors is a Delaware limited partnership.
iv) Mr. Wong is a citizen of China (Hong Kong) and the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 12, 2026, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 1,250,000 Shares. This amount consists of 1,203,720 Shares held by Linden Capital and 46,280 Shares held by the Managed Accounts. As of June 12, 2026 each of Linden GP and Linden Capital may be deemed the beneficial owner of the 1,203,720 Shares held by Linden Capital.
Percent of class: As of June 12, 2026 each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 5.5% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 5.3% of Shares outstanding.
Sole power to vote or to direct the vote:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to vote or to direct the vote:
Linden Capital and Linden GP: 1,203,720
Linden Advisors and Mr. Wong: 1,250,000
Sole power to dispose or to direct the disposition:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to dispose or to direct the disposition:
Linden Capital and Linden GP: 1,203,720
Linden Advisors and Mr. Wong: 1,250,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Linden Capital L.P.: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (06/15/2026)
- Linden GP LLC: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (06/15/2026)
- Linden Advisors LP: /S/ Saul Ahn, Saul Ahn, General Counsel (06/15/2026)
- Siu Min Wong: /S/ Saul Ahn, Saul Ahn, Attorney-in-Fact for Siu Min Wong** (06/15/2026)
Comment: **Duly authorized under Siu Min Wong's Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.